Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Azur Pharma Public Limited Company:

We consent to the use of our report dated October 21, 2011, with respect to the consolidated balance sheets of Azur Pharma Public Limited Company (formerly Azur Pharma Limited) and subsidiaries as of December 31, 2010 and 2009, and the related consolidated income statements, statements of comprehensive income, cash flows and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2010, included herein, and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus.

/s/ KPMG

Dublin, Ireland

October 26, 2011